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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020.	Commission File Number: 001-14446

The Toronto-Dominion Bank (Translation of registrant's name into English)

c/o General Counsel's Office P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario, M5K 1A2 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

 EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Annual Meeting of Common Shareholders and Management Proxy Circular
99.2	Form of Proxy — for registered common shareholders
99.3	Form of Proxy — for registered common shareholders under the Direct Registration System
99.4	Board Charter

 FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: March 2, 2020	By:	/s/ Caroline Cook
	Name:	Caroline Cook
	Title:	Associate Vice President, Legal

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EXHIBIT INDEX
FORM 6-K SIGNATURES